UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2023

Commission File Number 001-39670

PURETECH HEALTH PLC

(Translation of registrant’s name into English)

6 Tide Street, Suite 400

Boston, Massachusetts 02210

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On May 9, 2022, PureTech Health plc (LSE: PRTC, Nasdaq: PRTC) (the “Company”) announced the commencement of a $50 million share repurchase program (the “Program”) of its ordinary shares of one pence each (“Ordinary Shares”). The Company plans to execute the Program in two equal tranches, the first of which was completed on October 26, 2022. In respect of each of the two tranches, PureTech entered into an irrevocable non-discretionary instruction with Jefferies International Limited (“Jefferies”) in relation to the purchase by Jefferies of Ordinary Shares for an aggregate consideration (excluding expenses) of no greater than $25 million and the simultaneous on-sale of such Ordinary Shares by Jefferies to PureTech. Jefferies makes its trading decisions in relation to the Ordinary Shares independently of, and uninfluenced by, the Company. Purchases may continue during any close period to which the Company is subject. Any purchase of Ordinary Shares under the second tranche of the Program are carried out on the London Stock Exchange and any other UK recognized investment exchange which may be agreed, in accordance with pre-set parameters and in accordance with, and subject to limits, including those limits related to daily volume and price, prescribed by the Company’s general authority to repurchase Ordinary Shares granted by its shareholders at its most recent annual general meeting on June 13, 2023, Chapter 12 of the Financial Conduct Authority’s UK Listing Rules, Article 5(1) of Regulation (EU) No. 596/2014 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018) and Commission Delegated Regulation (EU) 2016/1052 (as incorporated into UK domestic law by the European Union (Withdrawal) Act 2018). All Ordinary Shares repurchased under the Program will be held in treasury.

During the month ended July 31, 2023, the Company had the following daily purchases of its own Ordinary Shares under the Program through Jefferies:

Date	Ordinary Shares Repurchased	Volume Weighted Average Price Paid per Ordinary Share	Highest Price Paid	Lowest Price Paid
July 3, 2023	52,542	221.63p	223.50p	219.50p
July 4, 2023	50,808	224.50p	226.00p	218.00p
July 5, 2023	50,935	224.80p	228.00p	220.50p
July 6, 2023	48,119	222.82p	224.50p	221.50p
July 7, 2023	45,925	218.46p	220.50p	216.00p
July 10, 2023	49,838	220.49p	221.50p	218.00p
July 11, 2023	49,568	220.08p	222.00p	218.50p
July 12, 2023	49,535	222.03p	225.50p	219.00p
July 13, 2023	47,674	219.71p	220.00p	217.00p
July 14, 2023	49,341	215.62p	218.50p	214.50p
July 17, 2023	42,082	214.16p	218.00p	211.50p
July 18, 2023	42,100	212.97p	218.00p	210.50p
July 19, 2023	41,397	225.33p	227.50p	221.00p
July 20, 2023	20,040	227.11p	227.50p	224.50p
July 21, 2023	43,256	229.62p	230.00p	227.00p

July 24, 2023	42,666	227.86p	232.00p	224.50p
July 25, 2023	35,701	225.57p	227.50p	219.50p
July 26, 2023	37,881	228.14p	231.00p	226.00p
July 27, 2023	34,923	227.91p	230.50p	226.00p
July 28, 2023	37,075	228.79p	230.00p	226.00p
July 31, 2023	34,963	226.31p	229.50p	222.50p

During the month ended July 31, 2023, the Company repurchased an aggregate of 906,369 Ordinary Shares. As of July 31, 2023, the Company’s issued share capital was 289,468,159 shares, 13,409,665 of which were held in treasury, resulting in total voting rights in the Company of 276,058,494 shares. To view the details of the individual transactions, please paste the following URL(s) into the address bar of your browser with respect to each individual date of repurchase under the Program:

July 3, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4823588.html

July 4, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4825010.html

July 5, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4826362.html

July 6, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4827960.html

July 7, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4829449.html

July 10, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4830934.html

July 11, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4832444.html

July 12, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4833862.html

July 13, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4835234.html

July 14, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4836731.html

July 18, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4839640.html

July 19, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4841104.html

July 20, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4842539.html

July 21, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4843990.html

July 24, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4845558.html

July 25, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4847060.html

July 26, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4848529.html

July 27, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4850197.html

July 28, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4851670.html

July 31, 2023: https://data.fca.org.uk/artefacts/NSM/RNS/4853443.html

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PURETECH HEALTH PLC

Date: August 2, 2023	By:	/s/ Daphne Zohar
		Name:	Daphne Zohar
		Title:	Chief Executive Officer